UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Additional Material Information

With respect to the material information published on March 7, 2016, where Avianca Holdings S.A.’s (the “Company”) Board of Directors disclosed its decision to submit to the shareholders at the ordinary meeting of the Shareholders General Assembly, to be held on March 31st, 2016, the proposal for earnings distributions in the form of a dividend of COP$50 per share from the retained earnings, to the preferred shareholders, which includes ADS holders, the Company adds the following information:

•	The Company´s retained earnings, as of December 31st, 2015, amounted to USD$553,711,785.

•	The total amount of outstanding shares as of December 31st, 2015, was 1,001,307,920, which consisted of 660,800,003 common shares and 340,507,917 preferred shares.

Additionally, the Company announces that it was informed by the Bolsa de Valores de Colombia about the need to comply with Article 1 of Colombian Decree 4766 dated December 14, 2011, which states that listed companies in the Registro Nacional de Valores y Emisores- RNVE must provide for a minimum reasonable period of three (3) trading days between each date when dividends are declared and the corresponding payment date.

Accordingly, the Board of Directors approved an amendment to the proposal for earnings distributions in the meeting held on March 16th, 2016, which will be submitted for approval by the Shareholders General Assembly, to include the clarifications suggested by the Colombian Financial Superintendence (Superintendencia Financiera de Colombia) and to change the first date of payment of dividends from April 1, 2016, as initially disclosed, to April 7, 2016.

Earnings Distribution Proposal

Avianca Holdings S.A.’s Board of Directors will submit the following proposal for earnings distribution to the consideration of the Shareholders General Assembly to be held on March 31st, 2016:

•	From the retained earnings, which as of December 31st, 2015, amounted to USD$553,711,785, distribute to preferred shareholders, including ADS holders, a dividend of COP$50 per share.

•	Declared dividends will be paid in four (4) equal payments, each of COP$12.50 per share, no later than: April 7th, 2016 July 1st, 2016, October 7th, 2016 and December 16th, 2016.

•	The total amount of outstanding shares as of December 31st, 2015, was 1,001,307,920, which consisted of 660,800,003 common shares and 340,507,917 preferred shares.

In addition, with respect to the material information published on March 4, 2016, regarding the summoning of the ordinary meeting of the Shareholders General Assembly, to be held on March 31st, 2016, where a proposal of amendment to Ordinal A vii), Article 11 of the Social Pact was included in the agenda, the Company adds the following information:

The purpose of the amendment is to reflect in the Social Pact the amendments made on March, 2015 to the Joint Action Agreement, signed between Synergy Aerospace Corp, Kingsland Holdings Limited and Avianca Holdings S.A., on September 11, 2013, regarding the need to obtain special approval by the controlling shareholders to enter into certain type of contracts in which a related party (as defined in the Joint Action Agreement) is a party to or has an interest therein, prior to submitting such contract for consideration and approval by the Board of Directors.

Below find a comparative text of the amendment:

“Article 11. Special Approval by Groups of Shareholders: (A) Neither the Company nor any Material Subsidiary shall take any of the following actions

Avianca Holdings S.A.

without the approval of each of Kingsland and Synergy (as defined in the Joint Action Agreement) (each, a “Special Approval Matter”): (…)”

Text in effect	Proposed Amendment
vii. enter into a Contract (as defined in the Joint Action Agreement) with a shareholder that is a party to the Joint Action Agreement, Director or an officer of the Company or a Family Member or Affiliate of any of the foregoing, whether for the performance of services or purchase of goods or property or the leasing of same or otherwise. For the purposes of this Social Pact, (i) “Family Member” means, with respect to a natural person, the spouse of such person or a parent, sibling, or descendent of such person (or a spouse thereof) or a partnership, trust or other entity established for the benefit of any of the foregoing, and (ii) “Affiliate” shall mean, with respect to a Person (as defined in the Joint Action Agreement), any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; and	vii. enter into, modify or supplement any Contract (as defined in the Joint Action Agreement) i) with a Stockholder, Director or an officer of the Company or a Family Member or Affiliate of any of the foregoing, whether for the performance of services or the direct or indirect sale, lease, conveyance, exchange, transfer or other disposition of goods, property or other assets or the leasing of same or otherwise or (ii) pursuant to which a Stockholder, Director or an officer of the Company or a Family member or Affiliate of any of the foregoing is a direct or indirect third party beneficiary. For the purposes of this Social Pact, (i) “Family Member” means, with respect to a natural person, the spouse of such person or a parent, sibling, or descendent of such person (or a spouse thereof) or a partnership, trust or other entity established for the benefit of any of the foregoing, and (ii) “Affiliate” shall mean, with respect to a Person (as defined in the Joint Action Agreement), any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; and

For further information you may contact:

Investor Relations Office

571-5877700 Ext. 2474, 1320, 1321

ir@avianca.com

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. - Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A. - LACSA, incorporated in Costa Rica, Transamérican Airlines S.A. - TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A. - SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V. - ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2016		AVIANCA HOLDINGS S.A.

	By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs